Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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11 August 2011

Mission to Present at Canaccord Genuity Global Growth Conference in Boston: Presentation attached

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT) a global leader in providing energy from renewable sources and one of the world's largest Jatropha plantation companies, is pleased to announce that the Company's management team will be presenting at the 31st annual Canaccord Genuity Growth Conference at the InterContinental Hotel in Boston on August 9 -11, 2011. A copy of the presentation is included below.

The date, time, and location of Mission's presentation at the Conference are as follows:

Date:	Thursday, August 11, 2011
Time:	2:30 p.m. USA Eastern Time
Presenter:	James Garton, President Mission USA
Location:	San Francisco Room InterContinental Hotel Boston 510 Atlantic Avenue Boston, MA 02210

A webcast and a copy of the presentation will be available on the company's website www.missionnewenergy.com on Friday August 12, 2011 Australia time.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America,

Mission NewEnergy is an integrated biodiesel producer and one of the world's largest Jatropha plantation companies. We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations:
Stern Investor Relations, Inc.
Julia Avery
+1 (212) 362-1200
julia@sternir.com

Media Contact:
SMA Global
Ariel Weeks
+1 (310) 432-6357
ariel.weeks@smaglobal.com

Company Contact:
James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com